EXHIBIT 1

2116-130 Adelaide St.W. Toronto, Ontario Canada M5H 3P5

For Immediate Release	News Release

North American Palladium Increases Annual Production by 21%

TORONTO, January 17 — North American Palladium Ltd. (TSX: PDL, PDL.WT) (AMEX: PAL, PAL.WS) today announced production results for the year ended December 31, 2007.

Highlights for the quarter and year ended December 31, 2007

•                  Total palladium production for the year ended December 31, 2007 was 286,334 ounces representing an increase of 21% compared to the prior year.

•                  Palladium head grade for the year ended December 31, 2007 increased 10% to 2.39 g/t versus the prior year’s head grade of 2.18 g/t.

•                  Palladium spot price of US $364 per ounce as at December 31st, 2007 increased 6% compared to US $344 per ounce as at September 30th, 2007.

Results of Operations

For the year ended December 31, 2007, the Company’s Lac des Iles operation achieved a 9.5% increase in mill throughput, consistent quarterly production levels and improved recoveries.  Palladium production for the year 2007 increased 20.6% to 286,334 ounces from 237,338 ounces in 2006 at an average head grade for the year of 2.39 g/t palladium compared with 2.18 g/t palladium in 2006.  In the fourth quarter of 2007, the mine produced 71,595 ounces of palladium down 2.2% from the fourth quarter 2006 production of 73,242 ounces.

The underground mine continues to deliver strong results, achieving consistency in grade and throughput.  During the quarter the underground averaged 2,198 tonnes of ore per day at a palladium head grade of 5.98 g/t.  As a result, the average blended palladium mill feed grade improved to 2.58 g/t in the fourth quarter, compared to 2.52 g/t palladium in the fourth quarter of last year.

Mill availability improved to 91.1% this year versus 86.5% in 2006 due to improvements in maintenance scheduling and preventative maintenance measures implemented consistently by mine personnel.  Mill availability in the fourth quarter of 2007 at 86.9% was lower than the same quarter last year due to planned mill shutdowns.

 A total of 1,165,769 tonnes of ore were processed during the fourth quarter for an average of 12,671 tonnes per day at a palladium recovery rate of 75.2%, compared to 1,179,644 tonnes or 12,822 tonnes per day at a recovery of 76.9% in the same period last year.

	2007		2006
Palladium	Q4	Annual	Q4	Annual
Ore Milled (tonnes)	1,165,769	5,006,383	1,179,644	4,570,926
Ore Milled (tpd)	12,671	13,716	12,822	12,523
Head Grade (g/t)	2.58	2.39	2.52	2.18
Recovery (%)	75.2	74.8	76.9	74.0
Mill Availability (%)	86.9	91.1	89.5	86.5
Production (oz)	71,595	286,334	73,242	237,338

By-Product Metals
Platinum (oz)	5,729	24,442	6,512	22,308
Gold (oz)	5,336	20,092	5,108	17,237
Nickel (lbs)	804,348	3,066,973	864,442	2,721,042
Copper (lbs)	1,443,677	5,536,044	1,421,451	5,155,588

Jim Excell, President & CEO commented on the year’s performance: “We are very pleased to have achieved the third highest tonnage levels ever processed at the Lac des Iles mine.  Near record levels of production for all metals was achieved in 2007.  Having recently completed a financing of approximately US$86 million, we will continue to concentrate our efforts on the development of our advanced exploration projects.”

North American Palladium continues to pursue a non-hedging policy for its primary metal, palladium, as well as all of its by-product production.

About North American Palladium

North American Palladium is Canada’s largest producer of palladium. The Company’s core palladium business at the Lac des Iles mine is strengthened by a significant contribution from platinum, nickel, gold and copper by-product metals.   The Company is actively progressing its three advanced exploration projects: the Offset High Grade Zone at its Lac des Iles mine, the Shebandowan Project, located approximately 100 kilometers from the mine, and the Arctic Platinum Project in Finland.  Please visit www.napalladium.com for more information.

For further information please contact:

Jim Excell

President and Chief Executive Officer
Tel: (416) 360-7971 Ext. 223

Email:  jexcell@napalladium.com

Linda Armstrong

Director, Investor Relations

(416) 360-7971 Ext. 226

Email: larmstrong@napalladium.com

Cautionary Statement on Forward-Looking Information

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; the integrated operation of the Company’s underground mine and the open pit mine remain viable operationally and economically; financing is available on reasonable terms; expectations for blended mill feed head grade and mill performance will proceed as expected; new mine plan scenarios will be viable operationally and economically; and plans for mill production, sustainable recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected.  The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan or the ultimate pit design; availability and increasing costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements. Additional information is available in the Company’s MD&A filed on its website and on www.sedar.com.